SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                            UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            NewPower Holdings, Inc.
                           (Name of Subject Company)

                            NewPower Holdings, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   652463101
                     (CUSIP Number of Class of Securities)

                                 Marc E. Manly
                Managing Director, Law and Governmental Affairs
                            NewPower Holdings, Inc.
                            One Manhattanville Road
                           Purchase, New York 10577
                                (914) 697-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                                   Copy to:
                               Scott M. Freeman
                        Sidley Austin Brown & Wood LLP
                               875 Third Avenue
                           New York, New York 10022
                                (212) 906-2000



 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEMS 1-8.

N/A

ITEM 9. EXHIBITS

Exhibit 99.1 Text of Press Release issued by Centrica plc and NewPower Holdings, Inc. on February 23, 2002 (incorporated by reference to Exhibit 99.1 to the Schedule TO of Windsor Acquisition Corporation filed on February 25, 2002).







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